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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

SGX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78423C108

(CUSIP Number)

Megan Coyle

BVF Partners L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,342,774
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,342,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,342,774
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 6.5%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 914,700
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 914,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 914,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 4.4%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,250,200
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,250,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,250,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 15.7%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 397,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 397,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 397,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.9%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,905,274
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,905,274
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,905,274
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 28.6%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,905,274
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,905,274
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,905,274
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 28.6%
14.	Type of Reporting Person (See Instructions): CO, HC

ITEM 1. Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of SGX Pharmaceuticals, Inc., a Delaware corporation (“SGXP”).  The principal executive office of SGXP is located at 10505 Roselle Street, San Diego, CA  92121.

ITEM 2. Identity and Background

The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

        (a)  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes.  Together, BVF, BVF2, Investments, ILL10, Partners and BVF Inc. are the "Reporting Persons."  Mark N. Lampert, an individual, ("Lampert"), is the sole shareholder, sole director and an officer of BVF Inc.

        (b)  The business address of BVF, BVF2, Investments, ILL10 and Partners is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

        (c)  Partners is the general partner of BVF and BVF2, which are investment funds. Partners also is the manager of Investments, which is also an investment fund. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment adviser to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

        (d)  During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e)  During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above.

ITEM 3. Source and Amount of Funds or Other Consideration

Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 1,342,774 shares of the Common Stock for an aggregate consideration of $3,019,597.64, (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 914,700 shares of  Common Stock for an aggregate consideration of $2,058,642,80, (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 3,250,200 shares of Common Stock for an aggregate consideration of $7,381,707.90, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 397,600 shares of Common Stock for an aggregate consideration of $896,170.80.  Each of BVF, BVF2, Investments and ILL10 purchased the shares held by it using its own working capital.  No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

On July 8, 2008, the Issuer announced that it had signed a merger agreement with Eli Lilly and Company providing for the acquisition of the Issuer for $3.00 per share, or $64 million ($34 million net of cash), subject to the approval of the Issuer’s shareholders.  Prior to the anticipated shareholder vote to approve or reject the proposed acquisition, the Reporting Persons intend to explore, with the Issuer and others, alternatives to the proposed acquisition including, but not limited to one or a combination of (a) the continued independence of the company, possibly financed through a non-dilutive rights offering with existing shareholders, (b) strategic collaborations with third parties, (c) the sale of the Issuer, in whole or in part, under different terms than proposed.

ITEM 5. Interest in Securities of the Issuer

The Reporting Persons’ percentage ownership of Common Stock is based on 20,647,440 shares being outstanding.

(a)           As of July 14, 2008, BVF beneficially owns 1,342,774 shares of Common Stock, BVF2 beneficially owns 914,700 shares of Common Stock, Investments beneficially owns 3,250,200 shares of Common Stock, ILL10 beneficially owns 397,600 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 5,905,274 shares of Common Stock, representing percentage ownership of approximately 6.5%, 4.4%, 15.7%, 1.9% and 28.6%, respectively.

(b)           Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 5,905,274 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and Investments, and ILL10.

(c)           The following purchases of Common Stock have been made by the following Reporting Persons within the last 60 days.  All such transactions were made for cash in open market, over-the-counter transactions.

Purchase of Shares

Reporting Person BVF	Date 06/18/2008	Shares Purchased 274,257	Price Per Share $1.4500
	7/8/2008	20,100	$2.9939
	7/9/2008	197,300	$3.0415
	7/10/2008	99,200	$3.0298
	7/11/2008	3,500	$3.0698
Reporting Person BVF2	Date 06/18/2008	Shares Purchased 187,000	Sales Price $1.4500
	7/8/2008	14,000	$2.9939
	7/9/2008	135,000	$3.0415
	7/10/2008	68,000	$3.0298
	7/11/2008	2,000	$3.0698
Reporting Person BVFLLC	Date 06/18/2008	Shares Purchased 644,000	Sales Price $1.4500
	7/8/2008	48,000	$2.9939
	7/9/2008	468,000	$3.0415
	7/10/2008	236,000	$3.0298
	7/11/2008	7,000	$3.0698
Reporting Person ILL10	Date 06/18/2008	Shares Purchased 81,000	Sales Price $1.4500
	7/8/2008	6,000	$2.9939
	7/9/2008	59,000	$3.0415
	7/10/2008	30,000	$3.0298
	7/11/2008	1,000	$3.0698

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. P ursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. Material to be filed as Exhibits

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 14, 2008
BIOTECHNOLOGY VALUE FUND, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.*
	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P. *
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.*
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated July 14, 2008, relating to the Common Stock of SGX Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
By:	/s/ MARK N. LAMPERT
Mark N. Lampert President